June 23, 2010

VIA EDGAR AND BY HAND

Daniel F. Duchovny, Esq.

Special Counsel, Office of Mergers & Acquisitions

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

RE:	Emmis Communications Corp. Schedule 13D/A

Filed May 27, 2010 by Alden Global Capital Ltd. et. al.

(File No. 005-43521)

Dear Mr. Duchovny:

On behalf of Alden Global Capital Limited, Alden Global Distressed Opportunities Master Fund, L.P. and Smith Management LLC (the “Reporting Persons”), enclosed please find a copy of Amendment No. 3 to the above-referenced Schedule 13D/A (the “Schedule 13D”), as filed with the Securities and Exchange Commission (the “Commission”) on the date hereof.

The changes reflected in Amendment No. 3 to the Schedule 13D include those made in response to the comments (the “Comments”) of the Staff of the Commission (the “Staff”) set forth in the Staff’s letter of June 17, 2010 (the “Comment Letter”). Amendment No. 3 to the Schedule 13D also includes other changes that are intended to update the information contained therein.

Set forth below are the Reporting Persons’ responses to the Comments. For the convenience of the Staff, the Reporting Persons have restated in this letter each of the Comments in the Comment Letter and numbered each of the responses to correspond with the numbers of the Comments. Capitalized terms used but not defined herein have the meanings given to them in the Schedule 13D.

Mr. Daniel F. Duchovny

Securities and Exchange Commission

June 23, 2010

Schedule 13D/A

1.	Please re-file the Schedule 13D to include the information for all beneficial owners of the subject entities. Please refer to Rule 13d-3(a) for the definition of a beneficial owner.

In response to the Staff’s comment, the Reporting Persons respectfully advise the Staff that the existing Schedule 13D includes the information for all beneficial owners of the subject securities.

The subject securities are held directly by Alden Global Distressed Opportunities Master Fund, L.P. (the “Master Fund”). The Master Fund has contractually delegated all authority to vote and dispose of the securities to Alden Global Capital Limited (the “Investment Manager”). Therefore, the Master Fund divested itself of beneficial ownership of the securities. See Compliance and Disclosure Interpretations, Exchange Act Sections 13(d) and 13(g) and Regulation 13D-G Beneficial Ownership Reporting, Q. 105.04. Nonetheless, the Master Fund was included as a reporting person in the Schedule 13D in the interest of providing additional disclosure to the marketplace about the actual holder of the shares.

The Investment Manager engaged Smith Management LLC (the “Service Provider”) to provide advice regarding Master Fund’s investment in the securities. An investment committee comprised of representatives from the Investment Manager and the Service Provider (the “Investment Committee”) has the sole power to vote and to dispose of the securities. Accordingly, each of the Investment Manager and the Service Provider were included as reporting persons in the Schedule 13D.

No other entity has or shares the power to vote or the power to dispose of the securities. We note that the investment committee is comprised of three members, none of whom may act individually to vote or sell the securities, and none of whom may be removed at the discretion of any other individual. Accordingly, in keeping with the Staff’s guidance in The Southland Corporation No-Action Letter (July 8, 1987), no member of the investment committee should be deemed the beneficial owner of the securities.

Mr. Daniel F. Duchovny

Securities and Exchange Commission

June 23, 2010

2.	Please re-file exhibit 99.2 to the Schedule to include all exhibits to the Securities Purchase Agreement. Refer to Item 7 of Schedule 13D.

The Reporting Persons have re-filed in Amendment No. 3 the Securities Purchase Agreement initially filed as Exhibit 99.2 in Amendment No. 2 to the Schedule 13D. Exhibit 99.2 now includes all previously omitted exhibits to the Securities Purchase Agreement.

The Reporting Persons acknowledge that:

•	The Reporting Persons are responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to the disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Reporting Persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please telephone the undersigned at (212) 735-2760 if you have any questions or need any additional information.

Very truly yours,

/s/ Stephen Banker
Stephen Banker

cc:	Jim Plohg

General Counsel, Alden Global Capital